Filed by Longview Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Longview Acquisition Corp.

Commission File No. 001-39292

Date: November 20, 2020

On November 20, 2020, Longview Acquisition Corp., a Delaware corporation (the “Company”), posted a pre-recorded webcast providing material terms of its previously announced business combination (the “Business Combination”) with Butterfly Network, Inc. (“Butterfly”) to its website at http://www.longviewacquisition.com. A copy of the webcast is set forth below.

Investor Presentation 1 November 20, 2020

Disclaimer

This presentation is for information purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the "Business Combination") between Butterfly Network, Inc. ("Butterfly") and Longview Acquisition Corp. ("Longview"). The information contained herein does not purport to be all-inclusive, and none of Butterfly, Longview, or any of their prospective affiliates, or any of their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision.

Forward-Looking Statements

This document includes certain statements, estimates, targets, forward-looking statements and projections (collectively, "forward-looking statements") that reflect assumptions made by Butterfly concerning anticipated future performance of Butterfly and its industry. Such forward-looking statements are based on significant assumptions and subjective judgments concerning anticipated results, which are inherently subject to risks, variability and contingencies, many of which are beyond Butterfly's control. Factors that could cause actual results to differ from these forward-looking statement include, but are not limited to, general economic conditions, the availability and terms of financing, the effects and uncertainties created by the ongoing COVID-19 pandemic, Butterfly's limited operating history, changes in regulatory requirements and governmental incentives, competition, and other risks and uncertainties associated with Butterfly's research and development activities and commercial production and sales. Such forward-looking statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "will", "should", "seek" and similar expressions and include any financial projections or estimates or pro forma financial information set forth herein. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements. Neither Longview nor Butterfly undertake any duty to update these forward-looking statements or the other information contained in this presentation. Neither Longview nor Butterfly makes any representation or warranty, express or implied, as to the accuracy or completeness of this document or any other information (whether written or oral) that has been or will be provided to you. Nothing contained herein or in any other oral or written information provided to you is, nor shall be relied upon as, a promise or representation of any kind by Longview or Butterfly. Without limitation of the foregoing, Longview and Butterfly expressly disclaim any representation regarding any projections concerning future operating results or any other forward-looking statement contained herein or that otherwise has been or will be provided to you. Neither Longview nor Butterfly shall be liable to you or any prospective investor or any other person for any information contained herein or that otherwise has been or will be provided to you, or any action heretofore or hereafter taken or omitted to be taken, in connection with this potential transaction.

2

Disclaimer (cont.)

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Longview intends to file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "Registration Statement"), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Longview's common stock in connection with Longview's solicitation of proxies for the vote by Longview's stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Longview to be issued in the Business Combination. Longview's stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, Longview and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Longview as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

Longview and its directors and executive officers may be deemed participants in the solicitation of proxies from Longview's stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Longview will be contained in the Registration Statement for the Business Combination, when available, and will be available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Butterfly and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Longview in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

No Offer or Solicitation

This presentation shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

3

Confidential — Not for Distribution Today’s Speakers 4 Larry Robbins Chairman Longview Acquisition Corp. Dr. Jonathan R. Rothberg Founder & Chairman Butterfly Network Merger & Investment Vision & Future Development Dr. John Martin Chief Medical Officer Butterfly Network Clinical Overview Gioel Molinari President Butterfly Network Technology & Product Demo Laurent Faracci Chief Executive Officer Butterfly Network Business & Commercial Overview Stephanie Fielding Chief Financial Officer Butterfly Network Financials

5 Merger & Investment

Confidential — Not for Distribution 6 The Story of Butterfly • Driven by the vision of an innovative founder • Butterfly developed and introduced a revolutionary product • With a breakthrough technology putting ultrasound on a semiconductor chip • Pursuing ubiquity through simplicity and affordability • Addressing an unmet need • To disrupt a large and expanding total addressable market • Aligned with and enabling healthcare’s mega - trends • Fortified by an experienced partner • Enabling a logical, advantaged product roadmap • With strong initial market adoption , excitement and momentum • Brought to the public at an attractive valuation • Supported by a clear mission and world class team

Confidential — Not for Distribution • Butterfly Network, Inc. (“Butterfly”) is the inventor / pioneer in the emerging field of semiconductor - based point - of - care ultra sound (“POCUS”) devices and related imaging and workflow software ₋ Founded in 2011 by visionary innovator Jonathan Rothberg (454 Life Sciences, Ion Torrent, 4Catalyzer) ₋ Total investment of over $400 million with first product introduced in 2018, 700+ patents and 2020E revenue of $44 million, p roj ected to grow to $138 million in 2022E • Longview Acquisition Corp. (“Longview”) is a Special Purpose Acquisition Corporation (“SPAC”) brought public as an affiliate of Glenview Capital Management ₋ Initially capitalized with $414 million in cash in May 2020 trading under the ticker LGVW/U ₋ Glenview Capital was founded in 2000 by Larry Robbins and is currently in its 20 th year of active public markets investing with a focus on the healthcare market • Butterfly and Longview signed a Letter of Intent on October 11, 2020 and seek to enter into a definitive merger agreement in Nov ember 2020 ₋ In conjunction with the closing, Longview may raise an additional $175 million of capital through a Private Investment in Pub lic Equity (“PIPE”) structure on equivalent terms as Longview’s initial investors ($10 per Longview share) ₋ The parties seek to close the merger by 1Q 2021 Transaction Overview Butterfly Network is preparing to go public through a SPAC Merger with Longview Acquisition Corp. who may raise an additional $175 million PIPE to further support long - term growth 7

Confidential — Not for Distribution Transaction Overview Sources, uses and pro forma ownership 1. Assumes no redemptions 2. Excludes the Forward Purchase Agreement (FPA) provided by funds managed by Glenview Capital Management. Such FPA provides fo r t he purchase of common stock at $10 per share in an amount necessary to ensure, after factoring in PIPE investment and any red emp tions, that the minimum $250mm cash closing condition is met 3. Estimated fully diluted shares outstanding based on (i) 182.5mm common shares owned by: Longview Public Shareholders (41.4); Lon gview Sponsor/Board (10.4); PIPE (17.5); and legacy Butterfly (113.3); (ii) 23.3mm options outstanding and available for gran t h eld by legacy Butterfly and to be exercised using the Treasury Stock Method (16.1 net); (iii) 5.1mm shares issued to Butterfly convertible noteholders and c onv erted at $10.00 per share immediately prior to closing; and (iv) excluding 13.8mm public warrants, 6.85mm private warrants, t he effect of any option exercises or forfeitures since September 29, 2020 and any newly authorized shares available for grant since September 29, 2020 that are at tri butable to a new option plan to be adopted at closing 4. Projected BFLY debt at 01/31/21; assumes $51.1mm of convertible debt illustratively converted at $10.00 per share 5. Projected BFLY cash balance at 01/31/21; includes $29.35mm of cash proceeds from convertible notes issued in October 2020 and co nverted at $10.00 per share immediately prior to closing 6. All shares of Series A Preferred of the Company would be exchanged into special voting stock carrying 20x voting power (and b e o therwise identical to the Class A Common Stock issued in the IPO) 8 Butterfly Rollover Equity $1,293.8 Longview Cash Held in Trust 414.0 1 PIPE Investment 175.0 Total Sources $1,882.8 2 Sources Equity Consideration to Existing Investors $1,293.8 Cash to Balance Sheet 549.0 1,2 Estimated Transaction Expenses 40.0 Total Uses $1,882.8 Uses Share Price $10.00 Pro Forma Shares Outstanding 203.7 3 + Debt $4.4 4 Pro Forma Valuation - Pro Forma Cash (584.5) 5 Enterprise Value $1,457.3 2022E Revenue $137.9 EV / 2022E Revenue 10.6x Equity Value $2,037.4 Illustrative Pro Forma Ownership Existing Butterfly Rollover Equity 63.5% LGVW Public Shares 20% LGVW Sponsor Shares 5% PIPE Investor Shares 9 % Convert Investor Shares 2.5%

Confidential — Not for Distribution 9 Investment Case Summary A unique investment in a dynamic Med - Tech environment Our investment case is clear: • Butterfly attacks a large, $8 billion addressable market and expands it materially by meaningfully growing each of the following: points of care, geographic reach and use cases • Butterfly has a very clear right to win. Butterfly is the best product, the best price, and the best platform • Butterfly has many attractive investment attributes: strong balance sheet and liquidity, low manufacturing costs, rapid growth, high recurring revenue, a discounted relative valuation and high - return reinvestment opportunities • Finally, Butterfly has strong alignment, building clinical and societal value designed for commercial success and shareholder value creation

© 2020 Butterfly Network, Inc. 10 Vision 10

Driven by the Vision of an Innovative Founder

Dr. Jonathan Rothberg PhD, Founder and Chairman, has dedicated his career to enabling breakthrough technologies to revolutionize healthcare ion torrent



2000-2011

Dr. Jonathan Rothberg invents next-gen DNA sequencing & wins Presidential Medal of Tech & Innovation


The New York Times

2011-2020

4Catalyzer and **Butterfly Network** are founded



TODAY

7 C-Corps

400+ team members

>$750M raised

11

Confidential — Not for Distribution 12 Clinical video © 2020 Butterfly Network, Inc.

13 Clinical Overview

Addressing an Unmet Need Breaking through the barriers of conventional ultrasound systems Ultrasound usage today has been constrained by high upfront system cost, limited access, and suboptimal convenience. 14 Medical Professionals’ and Patients’ Needs Ubiquity Mobility Affordability Ease - of - use

of diagnostic dilemmas can be addressed through simple imaging The Opportunity is Immense and Meaningful Improving healthcare access and delivery is critical 15 of the world has no access to medical imaging 1 1. Per World Health Organization applied to current world population

Use - Cases: Ultrasound is Safe with Broad Applications 16 Ultrasound Broad Clinical Utilities 16 Lung Cardiac Bladder Needle Viz™ Vascular Access

Confidential — Not for Distribution Expanding Access to Care Beyond Traditional Imaging Settings New settings closer to patients create breakthrough economics and growth potential … in addition to expanding access to care in numerous new settings Imaging Centers Hospital Sources: 1. GE Healthcare Investor Presentations 2. IHI Market Handheld devices are < 3% of global ultrasound units Disrupting the $8 billion global ultrasound market 1 … Niche Doctor Offices Future Expansion of Care Settings Pre - Hospital Home Veterinary Dialysis Centers ASCs Urgent Care Long - term Care Emerging Markets Traditional Scan Settings 17 Cart Compact Handheld ~$6bn Equipment Market ~$2bn Services Market Ultrasound Breakdown 2

Confidential — Not for Distribution Increasing Demand for Point - of - Care (POCUS) Education 18 Protocol 1 Sensitivity Specificity Training Requirement Evaluation for left ventricular systolic function (compared with expert sonography) 69% - 94% 91% - 94% 8 hours of training or 20 practice exams Evaluation of IVC to determine volume status and predict readmission for CHF 81% 72% 4 hours of training and 20 practice exams Evaluation for pleural effusion (compared with CT or expert sonography) 94% 98% 3 hours of training Evaluation for pneumonia (compared with x - ray or CT) 90% - 96% 88% - 93% 3 hours of training Sources: 1. Bornemann P, Jayasekera N, Bergman K, Ramos M, Gerhart J. Point - of - care ultrasound: Coming soon to primary care? J Fam Pract. 20 18 Feb;67(2):70 - 80. PMID: 29400896.

19 Technology 19

Butterfly Demo 20

Confidential — Not for Distribution 21 © 2020 Butterfly Network, Inc. Empowered by AI A Revolutionary Imaging Solution of Hardware & Software Powered by Ultrasound - on - Chip™

Confidential — Not for Distribution Open Imaging Ecosystem: Devices, Content, SaaS 22 Software Services Image Storage (PACS) & Collaboration Enterprise Workflow & Analytics Telemedicine Educational Community AI Collective Intelligence Powered AI Content Hardware Assistance and Interpretation Apps Developer SDK Predictive Analytics for Clinical Decision Support Ultrasound Images, Annotations, Tutorials Secure Clinical Data & Educational Materials 2D, 3D Ultrasound - on - Chip™ Platform API & SDK

Confidential — Not for Distribution 23 A Logical, Advantaged, Expected Product Roadmap Our story of innovation only started with Butterfly iQ 2023 iQ Launched in 2018 Gen3 Probe Gen4 Probe Wearable In - Home iQ+ iQ in the Home 2022 2021 2020 2018 2024+ “Butterfly Labs” Innovation

24 Business Overview

Disrupting a Large and Expanding Total Addressable Market

Focus on expansion into new settings beyond legacy market with large addressable populations


40M+ Global Healthcare Practitioners
Addressable Populations
Medical Doctors
~12M [1]
3M+ Initial Target [2]
Nursing and Midwives
28M+ [3]
5M+ Initial Target [4]
Time

Sources:

1. Per WHO World Health Report Global Medical Doctors
2. Comprised of Anesthesiologists, Primary Care Physicians, Medical Schools, Emergency Medicine, Hospital Medicine, Musculoskeletal, and Urology Healthcare Practitioners in core geographies where the company is pursuing commercial efforts
3. Per WHO World Health Report Global Nurses and Midwives
4. Comprised of 1/3 of nurses and midwives in core geographies where the company is pursuing commercial efforts

25

Confidential — Not for Distribution The Time for Butterfly to Transform Healthcare is Now 26 Macro Trends Tailwinds Aging Population Chronic Disease Proliferation Move from Hospital to Home Settings Wellness Monitoring Big Data / AI to Empower Decisions Value - Based Care Adoption POCUS in Medical Education New Imaging Settings Butterfly

Confidential — Not for Distribution Disrupting a Large and Expanding Total Addressable Market Focus on expansion into new settings beyond legacy market with large addressable populations Sources: 1. Per WHO World Health Report Global Medical Doctors 2. Comprised of Anesthesiologists, Primary Care Physicians, Medical Schools, Emergency Medicine, Hospital Medicine, Musculoskele tal , and Urology Healthcare Practitioners in core geographies where the company is pursuing commercial efforts 3. Per WHO World Health Report Global Nurses and Midwives 4. Comprised of 1/3 of nurses and midwives in core geographies where the company is pursuing commercial efforts 5. Per CDC 2009 Power of Prevention, in 2005 133M Americans had at least one chronic illness. Per the Lancet, by 2020 157M US c iti zens were predicted to have more than one chronic condition, with an estimated 81M having multiple conditions 6. In development, subject to marketing authorization ~12M 1 >100M Chronic Patients in the US Alone 5 Medical Doctors Wearables 6 3M+ Initial Target 2 Addressable Populations Nursing and Midwives 28M+ 3 5M+ Initial Target 4 Time 25M+ Urinary Incontinence 5M+ Chronic Heart Failure (CHF) ~0.5M Dialysis 40M+ Global Healthcare Practitioners 27

Confidential — Not for Distribution Rapid Innovation Cycle for Better Clinical Outcome Continuous i nnovation streams on both h ardware and software Hardware iQ+: Our 2nd Generation Ultrasound - on - Chip™ Software Recent Monthly Upgrades smaller probe head 15% continuous run time 2x faster frame rates 15% longer battery life 20% 28

Confidential — Not for Distribution E - Commerce for Individual Practitioners and Early Adopters 29 © 2020 Butterfly Network, Inc. General Medicine is #1 Buying Segment… General Medicine Emergency Medicine Anesthesiology MSK Hospitalist Speciality Surgery Cardiology Rads Medical Students GYN/OB 29 Demonstrating the breadth, depth, and ease - of - use of Butterfly’s solutions

Healthcare Institutions to Drive Adoption at Scale: Strong initial adoption, excitement, and momentum 30 Butterfly has an existing footprint in most of the Top 100 US Health Systems Butterfly Enterprise

Plans to Access the Home Market Novice healthcare practitioners, then patients self scanning + wearables Dialysis centers Long term care Urology - Bladder Alternative sites of care In - home care 2023 Wearable In - Home 31 Primary care Urgent care Cardiovascular - CHF

32 Financials

Butterfly has Substantial Growth Potential Across Multiple End - Markets 65% revenue CAGR from 2019 - 2024E 2020E 2024E $44mm $334mm Software iQ Commercial Plans ● Scale sales and marketing ● Execute on enterprise - level strategy ● Further develop software and analytics suite ● Plans to launch new probe with technological updates every other year to ensure hardware superiority Patch Commercial Plans ● Expected commercial launch in 2023, subject to marketing authorization ● Patch designed to capitalize on momentum from higher tier software and at - home monitoring trends ● Commercialization pursued through payor partnerships as well as direct - to - consumer ● Near - term growth supported by executing pipeline bookings across the enterprise and e - Commerce markets ● Long - term growth enabled by continued market penetration and the introduction of Wearables Software Wearables 1. Device & Accessories includes sales from device, warranties and accessories 33 Device & Accessories 1 Device iQ

Robust Revenue Growth with Roadmap to Compelling Margin Profile Revenue ($ millions) 60% 77% 77% 71% 42% 2020 2021 2022 2023 2024 1. Subject to development timelines and marketing authorization iQ vs. Wearables Wearables Conservatively 0% of 2022 Revenue , 5% of 2023 Revenue, and 10% of 2024 Revenue 1 % y/y Revenue Growth 44. 78.1 137.9 235.2 334. $0.0 $100.0 $200.0 $300.0 $400.0 2020 2021 2022 2023 2024 34 Gross Margin Target Long - Term ≥ 70% Cash Flow Target EBITDA and Cash Flow turn positive in 2024 after significant investment phase % Gross Margin NM 43% 51% 60% 68% $ .0 $ $ $ $ .0

Confidential — Not for Distribution Highly Compelling Investment Attributes 35 Strong Balance Sheet Rapid Growth Recurring Business Over $500 million of cash 1 to drive the Company through its investment phase and to expected positive cash flow Discount to Comparables Revenue projected to grow over 65% during the forecast period Software revenue is expected to grow to between 40 - 50% of total revenues in the back half of the decade, while Butterfly iQ+ users are likely to engage in a hardware replacement cycle every 3 - 5 years 10.6x 2022E revenues with 70+% growth versus comparables at 13 - 20x+ 2022E revenues, with meaningfully slower growth 1. Assuming no redemptions

Confidential — Not for Distribution Brought to the Public at an Attractive Valuation Merger price set at a comfortable discount to similar early - stage innovators to incentivize current and new stakeholders to maximize impact 1. FactSet as of 11/18/20 36 High Growth Med - Tech Software - as - a - Service Disruptive Technologies Butterfly EV/Revenue 2022E 1 Revenue CAGR 2020 - 2022E 1 14.0x 13.1x 20.2x 10.6x 34% 27% 45% 77%

Confidential — Not for Distribution Supported by a Clear Mission and World Class Team Zero selling shareholders in the transaction Visionary Leadership Strong Support Team $400mm+ of Total Funding Gioel Molinari President / Product & Software Stephanie Fielding Finance Jan Grimm Sales Dave Perri Hardware & Operations Darius Shahida Strategy & Business Dev. • Recipient of the Presidential Medal of Technology & Innovation for inventing a novel next generation DNA sequencing method • Previously founded 454 Life Sciences, the company under which he brought his novel genome sequencing method to market • Founded several additional companies, including Ion Torrent, CuraGen Corporation, Clarifi, RainDance Technologies, AI Therapeutics, Quantum - Si, Hyperfine Research and 4Bionics LLC Dr. Jonathan M. Rothberg Chairman and Founder • Deep expertise in the consumer health space and a track record of building and growing multi - billion dollar businesses • Prior to joining Butterfly in April 2020, served in a variety of management roles at Reckitt Benckiser over the course of 20 years, including EVP Health • Additionally a Permanent Member of the Facebook Global Client Counsil and a Board Member for the Global Self Care Federation, industry association for OTC and consumer health • Named AdAge Media Maven in 2013 Laurent Faracci Chief Executive Officer Dr. John Martin Medical, Clinical, Regulatory, Education Joao Rodrigues Marketing & Digital Commerce Katie Yoshida People & Talent 37

38 Thank You

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company will be contained in the Registration Statement for the Business Combination, when available, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Butterfly and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This filing pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Butterfly’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Butterfly’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Butterfly’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and Butterfly prior to the Business Combination, and New Butterfly following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and Butterfly or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and Butterfly following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (8) the success, cost and timing of Butterfly’s and the combined company’s product development activities; (9) the inability of Butterfly or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (10) the inability of Butterfly or the combined company to identify, in-license or acquire additional technology; (11) the inability of Butterfly or the combined company to maintain Butterfly’s existing license, manufacturing, supply and distribution agreements; (12) the inability of Butterfly or the combined company to compete with other companies currently marketing or engaged in the development of treatments for the indications that Butterfly is currently pursuing for its product candidates; (13) the size and growth potential of the markets for Butterfly’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (14) the pricing of Butterfly’s and the combined company’s products and services and reimbursement for medical procedures conducted using Butterfly’s and the combined company’s products and services; (15) Butterfly’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (16) Butterfly’s and the combined company’s financial performance; and (17) the impact of COVID-19 on Butterfly’s business and/or the ability of the parties to complete the Business Combination; and (18) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC.

The Company cautions that the foregoing list of factors is not exclusive. The Company cautions investors not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This filing pursuant to Rule 425 under the Securities Act shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This filing pursuant to Rule 425 under the Securities Act shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.